Exhibit 99.1

NICE Wins Contact Center Technology Award from TMC CUSTOMER Magazine

NICE is recognized as an innovator in interaction recording, comprehensively improving contact center service across all channels

Ra’anana, Israel, August 4, 2015 – NICE Systems (NASDAQ: NICE) today announced that it is a recipient of CUSTOMER magazine’s 2015 Contact Center Technology Award for the NICE Engage Platform and Advanced Interaction Recorder (AIR).

In its tenth year, the Contact Center Technology Awards honor companies that have embraced technology as a key tool for customer service excellence. This award distinguishes their success as innovators, thought leaders, and market movers in the contact center and customer care industries.

“Congratulations to NICE for being awarded a 2015 CUSTOMER Contact Center Technology Award. NICE Engage and AIR have been selected for demonstrating innovation, quality and unique features, which have had a positive impact on the customer experience,” said Rich Tehrani, CEO of the global media company, TMC. “We’re pleased to recognize this achievement.”

NICE Engage and AIR provide multi-channel interaction capturing, real-time stream forwarding and archiving, as well as power NICE’s broad portfolio of real-time applications such as analytics and authentication, at unrivaled scale, speed, and low cost of ownership. Designed for flexibility and comprehensiveness, NICE Engage and AIR can be adapted to meet any contact center's unique operational requirements. This technology, which supports thousands of concurrent channels from various data sources in a single platform, is used to ensure regulatory compliance, quality management and deliver insights. It also lays the foundation for NICE’s Customer Engagement solutions, which help organizations better understand their customers, engage employees to deliver better customer service, and drive real-time action.

Miki Migdal, President of the NICE Enterprise Product Group, said: “We are honored to be recognized by CUSTOMER magazine. This award reflects our commitment to delivering innovative solutions that help our customers create perfect experiences while improving business results. We have already seen successful deployments of the NICE Engage Platform worldwide, and expect that it will continue to play a central role in contact center operations.”

Recipients of the 2015 Contact Center Technology Award will be announced in the July/August edition of CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.